March 31, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (630) 875-7395

Mr. Michael L. Scudder
Executive Vice President, Chief Financial Officer,
      and Principal Accounting Officer
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois  60143-9768

Re:	First Midwest Bancorp, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2005
	Filed on March 2, 2006
	File No. 0-10967

Dear Mr. Scudder:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *

Form 10-K for the Fiscal Year Ended December 31, 2005
Consolidated Financial Statements
Note 3. Securities, page 60

1. We note your disclosure on page 62 that in December 2005, you announced your intention to sell approximately $212 million of underperforming collateralized mortgage obligations from your available for sale portfolio. Please tell us whether the $6.4 million in realized losses recognized during December 2005 represents all losses associated with the $212 million portfolio or whether it represents losses associated only with the 55% of the portfolio which was sold as of December 31, 2005.

2. As a related matter, if the $6.4 million of realized losses represents only losses associated with the portion of the underperforming collateralized mortgage obligation portfolio sold as of December 31, 2005, please tell how you determined that no losses should have been recognized on the remaining 45% of the portfolio as of the end of the fiscal year.

Note 4. Loans, page 63

3. We note your disclosure on page 63 that you securitized $74.2 million of real estate 1-4 family loans by converting the loans into mortgage-backed securities. Please provide us with the disclosures you intend to include in future filings, beginning with your Form 10-
Q for the quarterly period ended March 31, 2006, to provide the information required by paragraph 17(e) of SFAS 140 or tell us why you believe these disclosures are not applicable to you.

Note 11. Derivative Instruments and Hedging Activities, page 69

4. We note your disclosure on page 69 that you use interest rate swaps to hedge the fair value of your fixed rate, junior subordinated debentures. Given the disclosures provided, we are unclear whether or not you use the shortcut method to assess the effectiveness of these hedges. If you use the shortcut method, please tell us how you determined that you qualify under paragraph 68 of SFAS 133.
Please
also specifically address how you considered the interest rate deferral options described in footnote two of the table on page 68 in determining that use of the shortcut method was appropriate, if true.


5. For each of your hedging relationships described on page 69
(except for those involving junior subordinated debentures), please tell us the following so that we may better understand your accounting treatment:

* the specific terms of each hedged item, including any conversion or call features (for example, it is unclear what is meant by "certain indexed deposit and loan accounts");
* the specific terms of each hedging instrument;
* the specific hedged risk you identify in your hedge documentation;
* the methods you use to assess hedge effectiveness and calculate hedge ineffectiveness for each type of hedge; and
* how you qualify under paragraph 68 of SFAS 133 to use the shortcut method to assess hedge effectiveness, if applicable.


*    *    *    *    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a detailed letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


								Sincerely,



	                        	John P. Nolan
					Accounting Branch Chief


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Mr. Michael L. Scudder
First Midwest Bancorp, Inc.
March 31, 2006
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